CUSIP No. 705221 20 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
PECO II, Inc.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
705221 20 8

(CUSIP Number)
April 16, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	705221 20 8	Page	2	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James L. Green

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐
	Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	705221 20 8	Page	3	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mary Janet Green

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐
	Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	705221 20 8

Item 1(a).	Name of Issuer:

PECO II, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1376 State Route 598, Galion, Ohio 44833

Item 2(a).	Name of Persons Filing:

James L. Green and Mary Janet Green. A Joint Filing Agreement is attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1376 State Route 598, Galion, Ohio 44833

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares, without par value

Item 2(e).	CUSIP Number:

705221 20 8

Item 3:	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

Page 4 of 8 pages

CUSIP No.	705221 20 8

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

An aggregate of 0 shares* are beneficially owned by Mr. Green, Mrs. Green, The Green Family Trust and The Green Charitable Trust. As co-trustees of both The Green Family Trust and The Green Charitable Trust, each of James L. Green and Mary Janet Green has voting and dispositive power of the securities held by such trusts.

(b)	Percentage of class:
	James L. Green	0%
	Mary Janet Green	0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

	James L. Green	0 shares*
	Mary Janet Green	0 shares*

(ii)	Shared power to vote or direct the vote:

	James L. Green	0 shares*
	Mary Janet Green	0 shares*

(iii)	Sole power to dispose or direct the disposition of:

	James L. Green	0 shares*
	Mary Janet Green	0 shares*

(iv)	Shared power to dispose or direct the disposition of:

	James L. Green	0 shares*
	Mary Janet Green	0 shares*

*	On April 16, 2010, Lineage Power Holdings, Inc. (“Lineage”) completed its acquisition of PECO II, Inc. (“PECO II”) pursuant to the terms of that certain Agreement and Plan of Merger, dated February 18, 2010 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Lineage Power Ohio Merger Sub, Inc., an Ohio corporation and a wholly owned subsidiary of Lineage (“Merger Sub”) merged with and into PECO II, with PECO II continuing as the surviving entity and a wholly owned subsidiary of Lineage (the “Merger”). At the effective time of the Merger, the issued and outstanding shares of PECO II’s common stock, without par value per share, were converted into the right to receive $5.86 per share in cash without interest.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Page 5 of 8 pages

CUSIP No.	705221 20 8

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

In their capacities as co-trustees of both The Green Family Trust and The Green Charitable Trust, each of James L. Green and Mary Janet Green has the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities held by such trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

Page 6 of 8 pages

CUSIP No.	705221 20 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2010

/s/ James L. Green
James L. Green

/s/ Mary Janet Green
Mary Janet Green

Page 7 of 8 pages

CUSIP No.	705221 20 8
Exhibit A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) (the “Statement”) with respect to the Common Shares, without par value, of PECO II, Inc. beneficially owned by the undersigned, and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.
Dated: April 20, 2010

/s/ James L. Green
James L. Green

/s/ Mary Janet Green
Mary Janet Green

Page 8 of 8 pages